UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 29, 2012

Commission File Number: 001-15092
____________________________________________

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)
____________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated June 28, 2012 regarding media news on Turkcell’s Annual General Meeting.

June 28, 2012

ANNOUNCEMENT REGARDING MEDIA NEWS ON TURKCELL ANNUAL GENERAL MEETING

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board
                                                                                                     Istanbul Stock Exchange

ISTANBUL

Special Subjects:

We are requested by the Capital Markets Board to make a public disclosure which is presented below.

We have previously announced the decision of the Company’s Statutory Auditors to convene the Turkcell Annual General Meeting on June 29, 2012.

However, on June 26, 2012, some of our shareholders made statements to the news channels that the representative of Turkcell Holding, which owns a 51% stake in our Company would not be present at the Turkcell Annual General Meeting, and that consequently the General Meeting would not convene. We have not been notified directly by our shareholders on the issue.

Accordingly, as previously announced, the Turkcell Annual General Meeting will be held at Turkcell Headquarters, on Friday, June 29, 2012, at 10:00, if the required quorum is met.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.

http://twitter.com/TurkcellNews

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 29, 2012	By:	/s/Koray Öztürkler
Name: Koray Öztürkler Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 29, 2012	By:	/s/Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations – Division Head